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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   August  30, 2003

* Print the name and title of the signing officer under his signature.

Royal Standard Minerals Inc.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

July 31, 2003 (Unaudited)	January 31, 2003 (Audited)
Assets
Current
Cash and cash equivalents
	774,381	$283,030
Funds held in trust
	85,714	75,000
Marketable securities
	8,000	8,000
Receivables
	22,286	11,723
	890,381	377,753
Capital assets	60,842	53,688
Exploration properties	1,023,519	781,039
$1,974,742	$1,212,480

Liabilities
Current
Payables and accruals
	$ 86,096	$82,300

Shareholders' equity
Capital stock (Note 2)	7,095,505	6,527,565
Warrants	318,730	--
Contributed surplus	1,425,415	1,425,413
Deficit	(6,951,004)	(6,822,798)
1,888,646	1,130,180

$1,974,742	$1,212,480

Responsibility for Financial Statements

The accompanying financial statements for Royal Standard Minerals Inc.  have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2003 audited financial statements. These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Royal Standard Minerals Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

Three Months Ended		Six Months Ended
July 31,		July 31,
2003	2002	2003	2002

INTEREST INCOME	$--	$(178)	$--	$--

EXPENSES
General and administration	49,425	38,379	57,423	45,087
Public relations	49,210	12,353	50,996	12,902
Consulting fees	1,017	--	59,773	--
Stock exchange fees	--	1,367	2,500	2,469
Transfer agent fees	1,767	1,589	2,435	2,396
Depreciation	3,160	1,443	3,969	1,443
Exchange loss (gain)	(15,701)	3,696	(48,890)	(4,090)

88,878	58,827	128,206	60,207

NET LOSS FOR THE PERIOD	(88,878)	(59,005)	(128,206)	(60,207)
DEFICIT, BEGINNING OF PERIOD	(6,862,126)	(6,407,197)	(6,822,798)	(6,405,995)

DEFICIT, END OF PERIOD	$(6,951,004)	$(6,466,202)	$(6,951,004)	$(6,466,202)

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

Three Months Ended		Six Months Ended
July 31,		July 31,
2003	2002	2003	2002
ACTIVITIES

Net loss for the period	(88,878)	(59,005)	(128,206)	(60,207)
Add: Depreciation	3,160	1,443	3,969	1,443
Changes in non-cash working capital:
Funds held in trust	--	--	--	(79,275)
Receivables	(26,871)	1,893	(21,277)	2,046
Payables and accruals	17,438	(3,067)	3,558	(13,190)

(95,151)	(58,736)	(141,956)	(149,183)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares,
net of share issue costs	886,670	5,312	886,670	738,290

CASH FLOWS FROM INVESTING ACTIVITIES

Exploration property expenditures	(153,034)	(310,315)	(242,480)	(368,628)
Capital assets	--	(27,148)	(10,883)	(27,148)

(153,034)	(337,463)	(253,363)	(395,776)

Change in cash and cash equivalents	638,485	(390,887)	491,351	193,331

Cash and cash equivalents, beginning of period	135,896	1,139,143	283,030	554,925

Cash and cash equivalents, end of period	774,381	748,256	774,381	748,256

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
SIX MONTHS ENDED JULY 31, 2003
(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

1. Summary of Significant Accounting Policies

The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2003.

These statements follow the same accounting policies and methods as the most recent annual audited  financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended July 31, 2003 is not indicative of the results that may be expected for the full year ending January 31, 2004.

2. Capital Stock

Authorized
Unlimited number of common shares

July 31, 2003
ISSUED	Shares	Amount
Balance, beginning of period	28,141,338	$6,527,565
Private placement, net of issue costs	6,000,000	886,670
Warrant valuation	--	(318,370)
Balance, end of period	34,141,338	$7,095,505

During the period, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation.
The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the
Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker.

The Company applies the fair value method of accounting for warrants and accordingly, $318,730 was recorded as warrants and charged against capital stock during the period. For purposes of the 3,600,000 warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 2 years.

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
SIX MONTHS ENDED JULY 31, 2003
(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

3. Stock Options
As at July 31, 2003, the following common shares were reserved for issuance to directors, officers and employees under the Royal's stock option plan:

   595,000 shares at CDN $0.23 per share until May 4, 2005
   880,000 shares at CDN $0.17 per share until May 25, 2006
   960,000 shares at CDN $0.26 per share until April 25, 2007
   655,000 shares at CDN $0.40 per share until May 13, 2007
3,090,000

4.  Warrants

3,000,000 Warrants at CDN $0.30 per share until July 22, 2005
   600,000 Broker Warrants at CDN $0.30 per share until July 22, 2005
3,600,000

5.  Basic and fully diluted loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the fully diluted loss per share calculation because it would have had an anti-dilutive effect.

The table below shows the computation of the basic and fully diluted loss per share:

6. Income taxes

The estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2003 audited consolidated financial statements.

ROYAL STANDARD MINERALS INC.
SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
SIX MONTHS ENDED JULY 31, 2003
(Expressed in United States Dollars)
(UNAUDITED)

As of August 29, 2003, the following items were outstanding:

i) Common Shares

34,141,338  common shares

ii) Stock Options

   595,000 shares at CDN $0.23 per share until May 4, 2005
   880,000 shares at CDN $0.17 per share until May 25, 2006
   960,000 shares at CDN $0.26 per share until April 25, 2007
   655,000 shares at CDN $0.40 per share until May 13, 2007
3,090,000

iii) Warrants

3,000,000 Warrants at CDN $0.30 per share until July 22, 2005
   600,000 Broker Warrants at CDN $0.30 per share until July 22, 2005
3,600,000